August 30, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, North East

Washington D. C. 20549

RE:

Rockport Healthcare Group, Inc.

Item 4.01 Form 8-K

Filed August 16, 2006

File No. 0-23514

This letter is in response to your letter dated August 22, 2006.

On August 28, 2006, we filed an amended Form 8-K: (i) disclosing that in our filing the 10KSB for the period ending March 31, 2006, our Auditors, Hein & Associates did provide an opinion of uncertainty regarding the ability for Rockport Healthcare Group, Inc. to continue as a going concern, and (ii) providing a new letter from Hein & Associates meeting the requirements of Item 304 of Regulation S-B.

Rockport Healthcare Group, Inc. acknowledges the following that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments, please do not hesitate in contacting me.

Sincerely,

/s/ Harry M. Neer

Harry M. Neer

President & CEO

50 Briar Hollow Lane, Suite 515 West    ▪     Houston, Texas 77027    ▪     Phone: (713) 621-9424